P.E. 1/31/02 1046293

02012909

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date: For the month of January 2002

Oxford GlycoSciences Plc

(Registrant's Name)

The Forum, 86 Milton Park

Abingdon

United Kingdom OX14 4RY

(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Company	Oxford Glycosciences PLC
TIDM	OGS
Headline	Notice of Results
Released	17:12 7 Jan 2002
RNS Number	5983P

O G S

7 January 2002

Oxford GlycoSciences plc

Preliminary Results Date

Oxford GlycoSciences plc (LSE: OGS, Nasdaq: OGSI) will be announcing its preliminary results for the year ended 31 December 2001 on Thursday 21 March 2002.

Enquiries:

Financial Dynamics **020 7831 3113**
Sarah Mehanna / Mo Noonan

END

Company website

Company	Oxford Glycosciences PLC
TIDM	OGS
Headline	Statement re Alliance Program
Released	07:09 9 Jan 2002
RNS Number	6936P

O G S

For further information please contact:

Oxford GlycoSciences Plc
Michael Kranda, Chief Executive Officer
Dr Chris Moyses, Clinical and Development Director
Dr Stephen Parker, Chief Financial Officer
Tel: +44 (0) 1235 208000
WorldWide Web: www.ogs.com

UK: Financial Dynamics
David Yates/Sarah Mehanna
Tel: +44 (0) 20 7831 3113
+44 (0) 20 7269 7236

USA: Feinstein Kean
Michelle Linn/Michael Lawson

Tel: +1 (617) 577 8110

Genmab A/S
Rachel C. Gravesen, VP IR & PR
Tel: +45 33 44 7734
Mobile: +45 25 403001
RCG@genmab.com

Bea Evangelista
Middleburg Euro RSCG
for Genmab
Tel: +1 (212) 699 2503
bea@middleberg.com

Medarex, Inc.
Laura S. Choi

Investor Relations
Tel: +1 (609) 430 2880, x216

Jean Mantuano
Corporate Communications-media
Tel: +1 (609) 430 2880, x221

FOR IMMEDIATE RELEASE

OXFORD GLYCOSCIENCES, MEDAREX AND GENMAB ANNOUNCE COMPREHENSIVE CAMPAIGN TO TREAT BREAST CANCER

- Antibody to Heparanase I is Lead Program for Clinical Development -

- Several More Product Candidates Target Over 85% of Women with Breast Cancer -

- Proteomics plus Antibody Technology Delivering Array of Potential Products -

Oxford, UK, Princeton, New Jersey and Copenhagen, Denmark, 9 January 2002 -Oxford GlycoSciences Plc (LSE:

OGS; Nasdaq: OGSI), Medarex (Nasdaq: MEDX) and Genmab A/S (CSE: GEN and Neuer Markt: GE9D) today announced a new comprehensive and targeted approach intended to create an array of novel medical products for breast cancer. This initiative builds on the alliance announced in September 2000 and brings together breast cancer targets that have been discovered through OGS' proteomics platform with Medarex and Genmab's combined strengths in creating and developing immunological products. The first product in the program, a fully human therapeutic antibody, is expected to enter clinical trials in about one year. It targets heparanase I, an enzyme involved in the growth and spread of many cancers, including breast cancer.

This new, comprehensive development effort is designed to lead to a broad panel of complementary breast cancer treatments, including new antibody and vaccine therapies, and biomarkers that will target the vast majority of breast cancer patients with a multi-pronged therapeutic approach.

By employing its industrialized proteomics platform to examine cancer tissue samples, OGS has identified a large number of proteins that are specific for breast cancer. From this group, the collaboration has selected for further development an initial set of seven disease targets which, in the aggregate, appear to be expressed on the tumors of over 85% of women with breast cancer. Medarex's UltiMAb Human Antibody Development System^{SM} is being employed with the goal of creating human antibody therapeutics and/or tumor vaccines based on these disease targets.

This comprehensive development program is designed not only to address the current medical need of breast cancer, which affects 1.9 million women worldwide, but also to generate opportunities for well-tolerated therapeutic intervention at multiple stages of a patient's disease. Accordingly, the array of therapies being developed under this program are expected to include: 1) antibody-based products designed to destroy tumors, 2) the anti-heparanase I antibody to prevent tumor growth and 3) a vaccine approach to prevent recurrences.

The first product emerging from the program is a fully human antibody that binds to and neutralizes the heparanase I enzyme. Preclinical testing suggests that this antibody has the potential to prevent tumor growth and to reduce metastasis to limit the spread of tumors. This antibody to heparanase I, one of a family of heparanase molecules, has the potential to be used in the treatment of many tumors, including breast cancer.

"Cancer antibody products currently on the market have demonstrated that medicines and diagnostics in the new era of genomics and proteomics can target specific, identifiable patient populations, which enhance their likelihood of success," said Michael Kranda, Chief Executive Officer of OGS. "Through the OGS proteomics platform, our collaboration with Medarex and Genmab is expected to develop a number of specific diagnostics and therapeutics for a comprehensive campaign against breast cancer."

"We are pleased to announce how our collaboration with OGS over the last year has led to numerous novel product opportunities that are expected to leverage both our human antibody technology and our tumor vaccine programs," said Donald L. Drakeman, President and CEO of Medarex. "We will work hard to take advantage of our development capabilities and GMP manufacturing expertise to move these products rapidly into clinical trials."

"We believe that this collaboration, which combines OGS, the leading proteomics company, with Genmab and Medarex's strengths in immunological product development, has created the broadest and most comprehensive approach to the development of new breast cancer treatments that exists in the industry today," said Lisa Drakeman, President and CEO of Genmab. "We look forward to working with OGS and Medarex to extend this powerful combination of technologies to other life-threatening diseases."

As stated in the September 2000 announcement regarding the collaboration, Medarex and OGS expect to share preclinical and clinical responsibilities to jointly commercialize products resulting from the research program. Medarex subsequently exercised its right to transfer a proportion of its rights in the collaboration in certain territories to Genmab, and the three parties are coordinating efforts to move the programs forward. Recently OGS and Medarex agreed to change the heparanase I program from a fee for service program to a joint program under this collaboration on terms which were not disclosed.

About Medarex, Inc.

Medarex, Inc., is a biopharmaceutical company developing monoclonal antibody-based therapeutics to fight cancer and other life-threatening and debilitating diseases. Medarex has assembled a broad platform of patented technologies for antibody discovery and development, including the UltiMAb Human Antibody Development System^{SM} for the creation of high-affinity, fully human antibodies; T-12 Development^{SM} offering the potential to move from target to trial in approximately 12 months; and Trans-Phage Technology^{SM} combining high throughput screening with fully human antibody development. Medarex creates and develops fully human antibodies for itself and others, offering a full range of antibody related capabilities, including pre-clinical and clinical development supported by cGMP manufacturing services. For more information about Medarex, visit its website at www.medarex.com.

About Oxford GlycoSciences, Plc.

OGS has developed a patented technology platform in the emerging field of proteomics, the comprehensive study of proteins, integrating proteomics with genomics to create an innovative drug discovery platform. OGS' proteomics collaborations with major pharmaceutical and biotechnology companies include Bayer, Pioneer Hi-Bred/DuPont, Medarex, Genmab, GlaxoSmithKline, NeoGenesis and Pfizer. OGS has technology development collaborations with Applera, Cambridge Antibody Technology, Packard BioScience and the Institute for Systems Biology. OGS has also entered into a joint venture, Confirmant Limited.

OGS has drug research discovery programs in central nervous system, cancer, infectious disease and glycosphingolipid (GSL) storage disorders. OGS has had submissions to regulatory authorities accepted for review in both Europe and the US for its development compound, Vevesca (OGT 918), for the treatment of type 1 Gaucher disease.

About Genmab A/S

Genmab A/S is a biotechnology company that creates and develops fully human antibodies for the treatment of life-threatening and debilitating diseases. Genmab has numerous products in development to treat cancer, rheumatoid arthritis and other inflammatory conditions, and intends to assemble a broad portfolio of new therapeutic products arising from research into the human genome. At present, Genmab's commercial opportunities are based upon research conducted at leading international companies, including Roche, Immunex Corporation, Oxford GlycoSciences Ltd., Medarex, Inc., deCODE Genetics, Scancell, Ltd., Sequenom, Inc., Eos Biotechnology Inc., and Glaucus Proteomics B.V., as well as in its own laboratories. A broad alliance provides Genmab with access to Medarex Inc.'s array of proprietary technologies, including the UltiMAb™ platform for the rapid creation and development of fully human antibodies to virtually any disease target. For more information about Genmab, visit www.genmab.com.

For Medarex: Except for the historical information presented herein, matters discussed herein may constitute forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Statements that are not historical facts, including statements preceded by, followed by, or that include the words "believes"; "anticipates"; "intends"; "plans"; "expects"; "estimates"; or similar statements are forward-looking statements. Medarex disclaims, however, any intent or obligation to update these forward-looking statements. Risks and uncertainties include risks associated with product discovery and development as well as risks detailed from time to time in Medarex's public disclosure filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and subsequent Quarterly Reports on Form 10-Q. There can be no assurance that such development efforts will succeed, that such products will receive required regulatory clearance or that, even if such regulatory clearance were received, such products would ultimately achieve commercial success. Copies of Medarex's public disclosure filings are available from its investor relations department.

For OGS: This release contains forward-looking statements, such as the commercial potential and success of OGS' collaborations and drug candidates. Factors that could cause actual results to vary significantly from those expressed or implied by these and other forward-looking statements include the success of OGS' research and development strategies, the validity of its technologies and intellectual property position and strategies, the medical conclusions on which Vevesca (OGT 918) is based and uncertainties related to the regulatory process. Vevesca (OGT 918) is an investigational drug and has not received approval for marketing in any country.

For Genmab A/S: Except for the historical information presented herein, matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements, eg. unforeseen exchange rate and interest rate fluctuations, delayed or unsuccessful development projects.

Statements that are not historical facts, including statements preceded by, followed by, or that include the words "believes"; "anticipates"; "plans"; "expects"; "estimates"; or similar statements are forward-looking statements. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.

END

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Company	Oxford Glycosciences PLC
TIDM	OGS
Headline	Notice of Meeting
Released	07:00 14 Jan 2002
RNS Number	8911P

O G S

Next Generation Drug Discovery

A Discussion of OGS' Integrated Pipeline Development Strategies

Oxford GlycoSciences plc (LSE: OGS; Nasdaq: OGSI) is holding a research and development update for analysts on Thursday, 7 March 2002 in London, UK and Friday, 8 March 2002 in New York, USA.

The sessions will be hosted by Michael Kranda, Chief Executive Officer, Doctor Raj Parekh, Chief Scientific Officer and Doctor Chris Moyses, Chief Medical Officer. Members of the management team will review OGS' strategy for leveraging its portfolio of disease-associated proteins into therapeutic research projects. They will also provide a comprehensive overview of OGS' drug discovery and development programmes.

Further details of the presentations and the venues will follow but if you have any questions in the meantime, please contact:

UK
Melanie Toyne Sewell / Sarah Mehanna
Financial Dynamics
Tel: +44 (0) 20 7831 3113

US
Michael Lawson
Feinstein Kean Healthcare
Tel: +1 617 761 6765

Company website

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oxford GlycoSciences Plc

By: /s/ John Ilett

Name: John Ilett

Title: Company Secretary

Date: February 1, 2002